Cadbury plc (the “Company”)

Notification of Director’s Details

In accordance with Listing Rule 9.6.14R (2), Cadbury plc announces that it has been notified that Ken Hanna, Executive Director and Chief Financial Officer, has been appointed as a Non-Executive Director of Tesco plc with effect from 1 April 2009.

Ken retires from the Cadbury Board in April 2009 and is currently a Non-Executive Director of Inchcape plc.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

18 December 2008